                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           ARI Network Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  001930 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       James E. Brenn, Senior Vice President and Chief Financial Officer
                         Briggs & Stratton Corporation
       12301 West Wirth Street, Wauwatosa, Wisconsin 53222 (414) 259-5333
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 16, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001930 20 5             13D                          PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (ENTITIES ONLY)
    Briggs & Stratton Corporation, a Wisconsin corporation
    (I.R.S. No. 39-0182330)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin, USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    840,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    840,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     840,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

Item 5.          Interest in Securities of the Issuer

         This amendment to Schedule 13D is being filed to report a greater than one percent decrease in the percentage of the shares of Common Stock, .001 par value (the "Common Stock"), of ARI Network Services, Inc. (the "Company"), beneficially owned by Briggs & Stratton Corporation ("Briggs") solely as a result of an increase in the number of outstanding shares of Common Stock of the Company. On March 16, 2000, the Company filed a Form 10-Q Report with the Securities and Exchange Commission for the Three Months Ended January 31, 2000 which reported that there were 6,155,549 shares of the Company's common stock outstanding as of March 13, 2000.

                  (a) Aggregate number and percentage of the shares of Common Stock beneficially owned by Briggs: 840,000 shares representing 13.6% of the outstanding Common Stock of the Company as of March 13, 2000.

                      Except as disclosed in this Item 5(a), neither Briggs nor, to the best of its knowledge, any of its executive officers or directors beneficially owns any securities of the Company or has a right to acquire any securities of the Company.

                  (b) Briggs has the sole power to vote, to direct the vote, to dispose and to direct the disposition of the 840,000 shares of the Common Stock of the Company owned by it.

                  (c) Except as disclosed in this Schedule 13D, neither Briggs nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in securities of the Company during the past sixty
(60) days.

                  (d) No person, except for Briggs, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

                  (e) Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BRIGGS & STRATTON CORPORATION



                                       By: /s/ James E. Brenn
                                          --------------------------------------
                                       Name:   James E. Brenn
                                       Title:  Senior Vice President and
                                               Chief Financial Officer

                                       Dated:  March 31, 2000